
April 17, 2024

Torstein Hagen
Chief Executive Officer and Chairman of the Board
Viking Holdings Ltd
94 Pitts Bay Road
Pembroke, Bermuda HM 08

      Re: Viking Holdings Ltd
          Registration Statement on Form F-1 filed April 5, 2024
          Amendment No. 1 to Form F-1
          Filed April 15, 2024
          File No. 333-278515

Dear Torstein Hagen:

      We have reviewed your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Board Composition, page 140

1.   We note the new disclosure regarding the individuals determined by your board of directors to be independent directors. Please expand the discussion to explain briefly how Mr. Fear's role as a director of your "principal shareholder" was considered in reaching such determination.

Investor Rights Agreement -- Rights of Appointment, Consent Rights and Registration Rights, page 149

2.   Please expand your discussion of the Investor Rights Agreement to discuss the restrictions on transfers included in Section 4 of the Investor Rights Agreement filed as Exhibit 4.2. Please also include appropriate risk factor disclosure.

Exhibits

3.   Please file any amendments or supplements to your Memorandum of Association. In that regard, we note that Exhibit 3.1 refers to the company as "MISA Investments Limited."

General

4.   We note your Form of Bye-laws filed as Exhibit 3.3 includes an exclusive forum provision in section 77. Please revise your prospectus to provide disclosure regarding this provision in the Risk Factors and Description of Share Capital sections, including that the bye-laws expressly state that unless Viking consents in writing, the sole and exclusive forum for any action asserting claims arising under the Securities Act of 1933 or the Exchange Act of 1934, to the fullest extent permitted by applicable law, shall be the United States federal district courts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation